UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

 Global X China Consumer ETF (Chiq US)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37950E408
 (CUSIP Number)

May 13, 2014
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)

    ☒ Rule 13d-1(c)

  ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37950E408	13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Psagot Investment House Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 519,415 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 519,415 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,415 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.02% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd. a wholly-owned subsidiary of Psagot Investment House Ltd.  Psagot Securities operates under independent management and makes its own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of the portfolio accounts. This Statement shall not be construed as an admission by Psagot Investment House Ltd. or Psagot Securities Ltd. that it is either the beneficial owner of any of the securities covered by this Statement, and both Psagot Investment House Ltd. and Psagot Securities Ltd. disclaim beneficial ownership of any such securities.

(**) Based on 10,350,000 shares of common stock outstanding as of  May 13, 2014 (as reported on Bloomberg LP).

CUSIP No. 37950E408	13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS Psagot Securities Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 519,415
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 519,415
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,415
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.02% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Based on 10,350,000 shares of common stock outstanding as of  May 13, 2014 (as reported on Bloomberg LP).

Item 1.         (a)         Name of Issuer:

(b)	Global X China Consumer ETF (Chiq US) Address of Issuer's Principal Executive Offices:

410 Park Ave, New York 10022, USA

Item 2. (a)	Name of Person Filing:
1.	Psagot Investment House Ltd.
2.	Psagot Securities Ltd.

The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., a wholly-owned subsidiary of Psagot Investment House Ltd.

  (b)        Address of Principal Business Office:

Psagot Investment House Ltd. - 14 Ahad Ha’am Street, Tel Aviv 65142, Israel Psagot Securities Ltd.- 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

(c)	Citizenship: Psagot Investment House Ltd. – Israel Psagot Securities Ltd.- Israel

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 37950E408

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Psagot Securities Ltd. operates under independent management and makes its own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of the portfolio accounts. This Statement shall not be construed as an admission by Psagot Investment House Ltd. or Psagot Securities Ltd. that either the beneficial owner of any of the securities covered by this Statement, and both Psagot Investment House Ltd. and Psagot Securities Ltd.  disclaim beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.                     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2014

Psagot Investment House Ltd.

/s/ Shlomo Pasha
———————————
By: Shlomo Pasha*
Title: Senior Deputy C.E.O. C.F.O.

/s/  Lilach Geva Harel
 ———————————
By: Lilach Geva Harel*
Title: Deputy C.E.O

Psagot Securities Ltd.

/s/ Barak Soreni
———————————
By: Barak Soreni*
Title: Chief Executive Officer

/s/ Tamir Ferder
———————————
By: Tamir Ferder*
Title: Vice President of Investments

*Signature duly authorized by resolution of the Board of Directors.

EXHIBIT NO.       DESCRIPTION

Exhibit 1	Agreement of joint Filing by and among the reporting Persons.

Exhibit 2	Attorney's Certification dated May 26, 2014 certifying the signature authority of person(s) signing on behalf of Psagot Investment House Ltd.

Exhibit 3	Attorney's Certification dated May 26, 2014 certifying the signature authority of person(s) signing on behalf of Psagot Securities Ltd.

Exhibit 1

Joint Filing Agreement

By this Agreement, the undersigned agree that this Statement on Schedule 13G being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of Global X China Consumer ETF is being filed on behalf of each of us.

May 26, 2014

Psagot Investment House Ltd.

/s/ Shlomo Pasha
———————————
By: Shlomo Pasha*
Title: Senior Deputy C.E.O. C.F.O.

/s/ Lilach Geva Harel
 ———————————
By: Lilach Geva Harel*
Title: Deputy C.E.O

Psagot Securities Ltd.

/s/ Barak Soreni
———————————
By: Barak Soreni*
Title: Chief Executive Officer

/s/ Tamir Ferder
———————————
By: Tamir Ferder*
Title: Vice President of Investments

* Signature duly authorized by resolution of the Board of Directors.

Exhibit 2

Attorney's Certification

I the undersigned, Lee-Tal Yakir, Psagot Investment House Ltd.'s Attorney, hereby certify as follows:

1.	The above composition of signatures is binding on Psagot Investment House Ltd. in respect of the attached report.

2.
The above authorized signatories signed this document before me and were identified by me in person according to an identity card, as required by and in accordance with the Prohibition on Money Laundering Law, 5760-2000 and the orders pursuant thereto.

3.	The resolution concerning Psagot Investment House Ltd.'s authorized signatories was duly adopted, in accordance with Psagot Investment House Ltd.'s incorporation documents.

May 26, 2014 ______________ Date	/s/ Lee-Tal Yakir _______________ Lee-Tal Yakir, Adv. Lic. No. 37140 Attorney (signature & stamp)

Exhibit 3

Attorney's Certification

I the undersigned, Omer Muchtar, Psagot Securities Ltd.'s Attorney, hereby certify as follows:

1.	The above composition of signatures is binding on Psagot Securities Ltd. in respect of the attached report.

2.
The above authorized signatories signed this document before me and were identified by me in person according to an identity card, as required by and in accordance with the Prohibition on Money Laundering Law, 5760-2000 and the orders pursuant thereto.

3.	The resolution concerning Psagot Securities Ltd.'s authorized signatories was duly adopted, in accordance with Psagot Securities Ltd.'s incorporation documents.

May 26, 2014 ______________ Date	/s/ Omer Muchtar ______________________ Omer Muchtar, Adv. Lic. No. 42077 Attorney (signature & stamp)